SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Delta Air Lines, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________________________________________________________________________________________________________________________

June 2023

RE: Freedom of Association at Delta; Setting the Record Straight

Dear Delta Airlines, Inc. Shareholders:

At this year’s Delta shareholder meeting, you are being asked to vote on the adoption of a Freedom of Association and collective bargaining policy — Item 6 on the ballot. With our intimate knowledge and experience of human capital and labor management practices across the airline industry, including at Delta, we feel compelled to respond to certain claims Delta puts forward in its oppositional statement to the proposal. By setting the record straight, we hope to assist investors in making informed voting decisions on this important resolution, which we support.

Delta says it believes every employee has the right to choose or reject union representation without interference. The company is right to note that “interference,” which includes actions like retaliation, intimidation, surveillance, is against the law. Delta notes the National Mediation Board (NMB) has “consistently affirmed” that the company does not interfere in its employees’ free choice. But this claim comes with a big asterisk.

Unlike the National Labor Relations Act, which provides that unfair labor practices (such as interference) may be filed and adjudicated upon at any point in an employee organizing process, the Railway Labor Act, which covers Delta, typically requires that an actual union election take place before allegations of interference are investigated. In other words — no election, no investigation. In 2019, the International Association of Machinists and Aerospace Workers (IAM) called on the NMB to investigate Delta’s interference activities, providing sworn declarations from many Delta employees that the company was engaged in “retaliatory terminations and discipline,” worker “surveillance,” and the illegal “suppression of union activity.” However, with no election ultimately taking place, the charges were never fully investigated. Delta’s claims of innocence also fly in the face of the NMB findings in 2010 — in three separate cases — that substantial circumstances of interference by Delta occurred, including worker surveillance.

Delta argues the proposed policy would extend beyond non-interference and require that “Delta voluntarily waive its rights under the RLA… and deprive Delta employees of the opportunity to learn facts about representation.” What Delta fails to spell out for investors is what its worker education looks like in practice. It involves spending shareholder resources on third-party union-busters (euphemistically called union-avoidance consultants) to aggressively mislead workers. It also entails pressuring trainees to attend anti-union briefings and to watch anti-union videos, distributing anti-union pins and propaganda at graduation ceremonies, displaying large anti-union signs, and sponsoring and funding anti-union “grassroots” campaigns against union organizing efforts.

When Delta talks about ensuring employees have the “opportunity to learn,” investors should keep in mind this includes the 2019 anti-union poster Delta used to tell workers they would be better off using union dues to buy beer or buying a new video game system.

Delta shareholders: this is your company. Ask yourself: is this the type of propaganda and fear mongering you expect from a best-in-class operator?

Delta’s oppositional statement presents a highly sanitized account of its aggressive union-busting activities — not just historically, but as seen on the ground today. Without a clearer policy, as called for by this resolution, Delta employees are at risk of having their rights to freedom of association and collective bargaining violated. We urge support for this resolution.

Sincerely,

Sean M. O’Brien

General President, International Brotherhood of Teamsters

Sara Nelson

International President, Association of Flight Attendants-CWA

Richie Johnsen

Air Transport Territory General Vice President, International Association of Machinists and Aerospace Workers

This is not a solicitation to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.